EXHIBIT 2
                         RIGGS NATIONAL CORPORATION

                     NONQUALIFIED STOCK OPTION AGREEMENT


Under the terms and conditions of the Riggs National Corporation (the "Corporation") 1993 Stock Option Plan (the "Plan"), a copy of which is attached hereto and incorporated herein by reference, and as approved by the Outside Directors Committee, the Corporation hereby grants to Joe L. Allbritton (the "Optionee") of the corporation and its subsidiaries (collectively, "Riggs") the option to purchase 300,000 shares of the Corporation's Common Stock, $2.50 par value (the "Shares") at a price of $10.63 per share, subject to adjustment as provided in the Plan. This option is intended to be a NONQUALIFIED STOCK OPTION.

The option shall vest and be exercisable provided the Optionee is still employed by Riggs, as follows:

     (i)  100,000 shares will vest and be exercisable as of 7/12/95;

     (ii) 100,000 shares will vest and become exercisable if the return of assets ("ROA") for Riggs is at 12/31/96 is at least 100 basis points;

     (iii) 100,000 shares will vest and become exercisable if the ROA for Riggs at 12/31/97 is at least 110 basis points;

     (iv) Should the ROA not reach the targets for year-end 1996 and 1997, but reach 110 basis points for the year ending 1998, 1999, or 2000, then the 200,000 shares of (ii) and (iii) above will vest and become exercisable; and

     (v) the date on which a Change of Control occurs (as defined in the Plan) in the event a Change of Control occurs prior to December 31, 2000.

This option shall be for a term commencing July 12, 1995 and ending December 31, 2000. This option shall not be exercised, in whole or in part, after the Optionee's termination of employment (for any reason) from Riggs, unless it has become exercisable prior to his termination of employment. Subject to the terms of the Plan, shares subject to option which have become exercisable shall be exercisable in full or in part during the entire remaining term of this option. In the event this option has become exercisable while the Optionee is employed by Riggs and the Optionee terminates employment from Riggs, subject to the earlier expiration of the remaining term of this option, if the termination is for a reason other than the Optionee's death, the right to exercise this option shall expire ninety (90) days after the date of termination of employment, and if the termination is for reason of the Optionee's death, the right to exercise this option shall expire one year after the Optionee's death. This option shall be exercisable in the manner specified in the Plan.

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The Optionee hereby accepts and agrees to be bound by all of the terms and conditions of the Plan as if the Plan had been set out verbatim in this Agreement.

By signing a copy of this Agreement, the Optionee acknowledges that he/she has read the Plan, and that he/she fully understands all of the rights under the Plan, as well as all of the terms and conditions which may limit his/her eligibility to exercise this option.



Dated:  July 12, 1995
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Accepted:




/s/ Joe L. Allbritton
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            Optionee